SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: June 1, 2006	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

NEWS

Release: Immediate, June 1, 2006
CANADIAN PACIFIC RAILWAY LIMITED RENEWS SHARE REPURCHASE PROGRAM
CALGARY, Alberta — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that it has made the necessary filings to renew its normal course issuer bid to permit the purchase for cancellation up to 3,936,000 of its outstanding common shares, or approximately 2.5 percent of the approximately 158,321,252 common shares outstanding at May 31, 2006. CPR currently has in place a normal course issuer bid due to expire June 5, 2006 pursuant to which CPR purchased an aggregate of 3,325,000 common shares during the 12 months preceding the date hereof.
Share purchases may be made during the period beginning June 6, 2006 and ending June 5, 2007. The price CPR will pay for any common shares will be the market price at the time of purchase. Purchases may be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, and will be in accordance with the normal course issuer bid procedures under Canadian securities laws and the policies of the Toronto Stock Exchange.
“This will enable CPR to continue the repurchase of up to 5.5 million common shares in 2006, as announced last February,” said Brian Grassby, Acting Chief Financial Officer. “We believe the share repurchase program provides excellent value for our shareholders and reflects our confidence in the strong fundamentals of our business.”
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.
Contacts:

Media	Investment Community
Leslie Pidcock	Paul Bell, Vice-President — Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
email: leslie_pidcock@cpr.ca	email: investor@cpr.ca